CUSIP NO. 67552A108	13D	Page 1 of 19

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)*

Ocera Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

67552A108

(CUSIP Number)

Nathalie Auber

Sofinnova Ventures, Inc.

2800 Sand Hill Road, Suite 150

Menlo Park, CA 94025

(650) 681-8420

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

COPY TO:

Linda Daley, Esq.

c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

1200 Seaport Blvd., Redwood City, CA  94063

(650) 463-5243

March 18, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 67552A108	13D	Page 2 of 19

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Sofinnova Venture Partners VI, L.P. (“SVP VI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

705,368 shares, which includes 18,374 shares of Common Stock subject to currently exercisable warrants, except that Sofinnova Management VI, L.L.C. (“SM VI”), the general partner of SVP VI, may be deemed to have sole voting power, and Alain L. Azan (“Azan”), Dr. Michael F. Powell (“Powell”), Dr. James I. Healy (“Healy”) and Eric P. Buatois (“Buatois”), the managing members of SM VI, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
	9

SOLE DISPOSITIVE POWER

705,368 shares, which includes 18,374 shares of Common Stock subject to currently exercisable warrants, except that SM VI, the general partner of SVP VI, may be deemed to have sole dispositive power and Azan, Powell, Healy and Buatois, the managing members of SM VI, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	705,368
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	4.6%
14	TYPE OF REPORTING PERSON	PN

CUSIP NO. 67552A108	13D	Page 3 of 19

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Sofinnova Venture Affiliates VI, L.P. (“SVA VI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

9,615 shares, which includes 251 shares of Common Stock subject to currently exercisable warrants, except that SM VI, the general partner of SVA VI, may be deemed to have sole voting power, and Azan, Powell, Healy and Buatois, the managing members of SM VI, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
	9

SOLE DISPOSITIVE POWER

9,615 shares, which includes 251 shares of Common Stock subject to currently exercisable warrants, except that SM VI, the general partner of SVA VI, may be deemed to have sole dispositive power and Azan, Powell, Healy and Buatois, the managing members of SM VI, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	9,615
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	0.1%
14	TYPE OF REPORTING PERSON	PN

CUSIP NO. 67552A108	13D	Page 4 of 19

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Sofinnova Venture Partners VI GmbH & Co. KG (“SVP VI KG”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

139,752 shares, which includes 3,640 shares of Common Stock subject to currently exercisable warrants, except that SM VI, the managing limited partner of SVP VI KG, may be deemed to have sole voting power, and Azan, Powell, Healy and Buatois, the managing members of SM VI, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
	9

SOLE DISPOSITIVE POWER

139,752 shares, which includes 3,640 shares of Common Stock subject to currently exercisable warrants, except that SM VI, the managing limited partner of SVP VI KG, may be deemed to have sole dispositive power and Azan, Powell, Healy and Buatois, the managing members of SM VI, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	139,752
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	0.9%
14	TYPE OF REPORTING PERSON	PN

CUSIP NO. 67552A108	13D	Page 5 of 19

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Sofinnova Management VI, L.L.C. (“SM VI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

854,735 shares, which includes 22,265 shares of Common Stock subject to currently exercisable warrants, all of which are owned directly by or held as nominee for the benefit of SVP VI, SVA VI and SVP VI KG. SM VI, the general partner of SVP VI and SVA VI and the managing limited partner of SVP VI KG, may be deemed to have sole voting power, and Azan, Powell, Healy and Buatois, the managing members of SM VI, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
	9

SOLE DISPOSITIVE POWER

854,735 shares, which includes 22,265 shares of Common Stock subject to currently exercisable warrants, all of which are owned directly by or held as nominee for the benefit of SVP VI, SVA VI and SVP VI KG. SM VI, the general partner of SVP VI and SVA VI and the managing limited partner of SVP VI KG, may be deemed to have sole dispositive power, and Azan, Powell, Healy and Buatois, the managing members of SM VI, may be deemed to have shared dispositive power over these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	854,735
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	5.5%
14	TYPE OF REPORTING PERSON	OO

CUSIP NO. 67552A108	13D	Page 6 of 19

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Alain L. Azan (“Azan”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8

SHARED VOTING POWER

854,735 shares, which includes 22,265 shares of Common Stock subject to currently exercisable warrants, all of which are owned directly by or held as nominee for the benefit of SVP VI, SVA VI and SVP VI KG. SM VI, the general partner of SVP VI and SVA VI and the managing limited partner of SVP VI KG, may be deemed to have sole voting power, and Azan, a managing member of SM VI, may be deemed to have shared voting power to vote these shares.

	9	SOLE DISPOSITIVE POWER -0-
	10

SHARED DISPOSITIVE POWER

854,735 shares, which includes 22,265 shares of Common Stock subject to currently exercisable warrants, all of which are owned directly by or held as nominee for the benefit of SVP VI, SVA VI and SVP VI KG. SM VI, the general partner of SVP VI and SVA VI and the managing limited partner of SVP VI KG, may be deemed to have sole dispositive power, and Azan, a managing member of SM VI, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	854,735
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	5.5%
14	TYPE OF REPORTING PERSON	IN

CUSIP NO. 67552A108	13D	Page 7 of 19

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dr. Michael F. Powell (“Powell”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,953 shares of Common Stock, all of which are issuable pursuant to outstanding options.
	8

SHARED VOTING POWER

854,735 shares, which includes 22,265 shares of Common Stock subject to currently exercisable warrants, all of which are owned directly by or held as nominee for the benefit of SVP VI, SVA VI and SVP VI KG. SM VI, the general partner of SVP VI and SVA VI and the managing limited partner of SVP VI KG, may be deemed to have sole voting power, and Powell, a managing member of SM VI, may be deemed to have shared voting power to vote these shares.

	9	SOLE DISPOSITIVE POWER 17,953 shares of Common Stock, all of which are issuable pursuant to outstanding options.
	10

SHARED DISPOSITIVE POWER

854,735 shares, which includes 22,265 shares of Common Stock subject to currently exercisable warrants, all of which are owned directly by or held as nominee for the benefit of SVP VI, SVA VI and SVP VI KG. SM VI, the general partner of SVP VI and SVA VI and the managing limited partner of SVP VI KG, may be deemed to have sole dispositive power, and Powell, a managing member of SM VI, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	872,688
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	5.6%
14	TYPE OF REPORTING PERSON	IN

CUSIP NO. 67552A108	13D	Page 8 of 19

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dr. James I. Healy (“Healy”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8

SHARED VOTING POWER

854,735 shares, which includes 22,265 shares of Common Stock subject to currently exercisable warrants, all of which are owned directly by or held as nominee for the benefit of SVP VI, SVA VI and SVP VI KG. SM VI, the general partner of SVP VI and SVA VI and the managing limited partner of SVP VI KG, may be deemed to have sole voting power, and Healy, a managing member of SM VI, may be deemed to have shared voting power to vote these shares.

	9	SOLE DISPOSITIVE POWER -0-
	10

SHARED DISPOSITIVE POWER

854,735 shares, which includes 22,265 shares of Common Stock subject to currently exercisable warrants, all of which are owned directly by or held as nominee for the benefit of SVP VI, SVA VI and SVP VI KG. SM VI, the general partner of SVP VI and SVA VI and the managing limited partner of SVP VI KG, may be deemed to have sole dispositive power, and Healy, a managing member of SM VI, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	854,735
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	5.5%
14	TYPE OF REPORTING PERSON	IN

CUSIP NO. 67552A108	13D	Page 9 of 19

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Eric P. Buatois (“Buatois”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Permanent Resident

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8

SHARED VOTING POWER

854,735 shares, which includes 22,265 shares of Common Stock subject to currently exercisable warrants, all of which are owned directly by or held as nominee for the benefit of SVP VI, SVA VI and SVP VI KG. SM VI, the general partner of SVP VI and SVA VI and the managing limited partner of SVP VI KG, may be deemed to have sole voting power, and Buatois, a managing member of SM VI, may be deemed to have shared voting power to vote these shares.

	9	SOLE DISPOSITIVE POWER -0-
	10

SHARED DISPOSITIVE POWER

854,735 shares, which includes 22,265 shares of Common Stock subject to currently exercisable warrants, all of which are owned directly by or held as nominee for the benefit of SVP VI, SVA VI and SVP VI KG. SM VI, the general partner of SVP VI and SVA VI and the managing limited partner of SVP VI KG, may be deemed to have sole dispositive power, and Buatois, a managing member of SM VI, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	854,735
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	5.5%
14	TYPE OF REPORTING PERSON	IN

CUSIP NO. 67552A108	13D	Page 10 of 19

Statement on Schedule 13D

This Amendment No. 1 (“Amendment No. 1”) amends and restates the Statement on Schedule 13D initially filed on July 24, 2013 that relates to the beneficial ownership of common stock, par value $0.00001 per share (“Common Stock”), of Ocera Therapeutics, Inc., a Delaware corporation (“Issuer”) and is being filed to reflect pro rata distributions of Common Stock by each of Sofinnova Venture Partners VI, L.P., a Delaware limited partnership (“SVP VI”), Sofinnova Venture Affiliates VI, L.P., a Delaware limited partnership (“SVA VI”) and Sofinnova Venture Partners VI GmbH & Co. KG, a German company with limited liability (“SVP VI KG”). This Amendment No. 1 is being filed by SVP VI, SVA VI, SVP VI KG, Sofinnova Management VI, L.L.C., a Delaware limited liability company (“SM VI”), Alain L. Azan (“Azan”), Dr. Michael F. Powell (“Powell”), Dr. James I. Healy (“Healy”), and Eric P. Buatois (“Buatois” and collectively with SVP VI, SVA VI, SVP VI KG, SM VI, Azan, Powell, and Healy, “Reporting Persons”).

ITEM 1.	SECURITY AND ISSUER.

(a)         The class of equity securities to which this statement relates is the Common Stock of the Issuer.

(b)         The Issuer’s principal executive offices are located at 12651 High Bluff Drive, Suite 230, San Diego, California 94080.

ITEM 2.	IDENTITY AND BACKGROUND.

(a)         The persons and entities filing this Schedule 13D are SVP VI, SVA VI, SVP VI KG, SM VI, Azan, Powell, Healy, and Buatois. SM VI, the general partner of SVP VI, SVA VI and SVP VI KG, may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by SVP VI SVA VI and SVP VI KG. Powell may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by Powell.

(b)         The address of the principal place of business for each of the Reporting Persons is c/o Sofinnova Ventures, 2800 Sand Hill Road, Suite 150, Menlo Park, California 94025.

(c)        The principal occupation of each of the Reporting Persons is the venture capital investment business. The principal business of each of SVP VI, SVA VI and SVP VI KG is to make investments in private and public companies, and the principal business of SM VI is to serve as the general partner of SVP VI and SVA VI and the managing limited partner of SVP VI KG. Azan, Powell, Healy and Buatois are the managing members of SM VI.

(d)         During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)         During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)         SVP VI and SVA VI are Delaware limited partnerships. SVP VI KG is a German company with limited liability. SM VI is a Delaware limited liability company. Azan, Powell and Healy are U.S. citizens. Buatois is a U.S. permanent resident.

CUSIP NO. 67552A108	13D	Page 11 of 19

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On July 15, 2013, the Issuer entered into an Agreement and Plan of Merger with Ocera Therapeutics, Inc., a privately-held Delaware corporation (“Ocera”). Under the terms of this Agreement and Plan of Merger, Terrapin Acquisition Inc., a Delaware corporation and wholly-owned subsidiary of the Issuer, merged with and into Ocera, with Ocera Subsidiary, Inc. remaining as the surviving corporation and as a wholly-owned subsidiary of the Issuer (the “Merger”), and the Issuer changed its name to Ocera Therapeutics, Inc. Upon the closing of the Merger, and in accordance with the terms of the Agreement and Plan of Merger, each outstanding share of Ocera’s common stock (including shares of the Ocera common stock to be issued on conversion of the convertible notes and preferred stock that Ocera had outstanding) automatically converted into the right to receive approximately 0.11969414 shares of the Issuer’s common stock, par value $0.00001 per share (giving effect to a 12-for-1 reverse stock split of the Issuer effected concurrently with the closing of the Merger). Sofinnova Venture Partners VI, L.P., Sofinnova Venture Partners VI GmbH & Co. KG, L.P. and Sofinnova Venture Affiliates VI, L.P. (the “Funds”), each received 702,555, 139,195 and 9,576 shares, respectively, of the Issuer’s common stock as merger consideration through its ownership of Ocera, and stock warrants with the right to purchase 18,374, 3,640 and 250 shares, respectively, of the Issuer’s Common Stock at an exercise price of $0.67 per share.

On April 23, 2013, the Issuer entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain existing Ocera stockholders. Pursuant to the Securities Purchase Agreement, the Funds purchased 322,809, 63,957 and 4,400 shares, respectively, of the Issuer’s common stock in the Issuer’s public equity transaction for a purchase price of $6.0264 per share, the funding of which was conditioned upon the closing of the Merger (the “Offering”).

In connection with the closing of the Merger, Powell was granted a stock option to purchase 11,969 shares of Issuer Common Stock at an exercise price of $1.25 per share to replace an option granted by Ocera on July 24, 2006. Such replacement stock option vests (and restrictions lapse) on the same schedule as the original stock option grant which is 25% after one year from the vesting commencement date of June 15, 2006, and thereafter in monthly installments of 1/36th each.

In connection with the closing of the Merger, Powell was granted a stock option to purchase 2,992 shares of Issuer Common Stock at an exercise price of $1.84 per share to replace an option granted by Ocera on February 11, 2009. Such replacement stock option vests (and restrictions lapse) on the same schedule as the original stock option grant which is in monthly installments of 1/48th each, which installments commenced on January 1, 2009.

In connection with the closing of the Merger, Powell was granted a stock option to purchase 2,992 shares of Issuer Common Stock at an exercise price of $1.84 per share to replace an option granted by Ocera on February 11, 2010. Such replacement stock option vests (and restrictions lapse) on the same schedule as the original stock option grant which is in monthly installments of 1/48th each, which installments commenced on January 1, 2010.

Effective as of the start of business on March 18, 2014, SVP VI made a pro rata distribution to its limited partners, without consideration, of 338,370 shares of Common Stock in accordance with its partnership agreement. On March 17, 2014, the closing price of the Common Stock on the NASDAQ Stock Market was $13.40 per share.

Effective as of the start of business on March 18, 2014, SVA VI made a pro rata distribution to its limited partners, without consideration, of 4,612 shares of Common Stock in accordance with its partnership agreement. On March 17, 2014, the closing price of the Common Stock on the NASDAQ Stock Market was $13.40 per share.

Effective as of the start of business on March 18, 2014, SVP VI KG made a pro rata distribution to its limited partners, without consideration, of 67,040 shares of Common Stock in accordance with its partnership agreement. On March 17, 2014, the closing price of the Common Stock on the NASDAQ Stock Market was $13.40 per share.

The source of the funds for all purchases and acquisitions by the Reporting Persons was from working capital.

No part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

CUSIP NO. 67552A108	13D	Page 12 of 19

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons hold their securities of the Issuer for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional shares of Common Stock and/or retain and/or sell all or a portion of the shares of Common Stock held by the Reporting Persons in the open market or in privately negotiated transactions, and/or may distribute the Common Stock held by the Reporting Persons to their respective members or limited partners. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Issuer's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities, and other future developments.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a,b)         Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based upon 15,453,448 shares of Common Stock outstanding as of March 14, 2014.

(c)         Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the Common Stock of the Issuer during the past 60 days.

(d)         Under certain circumstances set forth in the limited partnership agreements of SVP VI, SVA VI and SVP VI KG, the general partner, managing limited partner and limited partners of each such entity, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.

(e)         Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Agreement and Plan of Merger. In connection with the acquisition of the Common Stock of the Issuer, the Funds and certain other investors entered into the Agreement and Plan of Merger dated April 13, 2013 as described in Item 3 above. Such Agreement and Plan of Merger is more fully described in Form 8-K filed by Tranzyme, Inc. with the Securities and Exchange Commission on April 29, 2013 and included as an exhibit thereto. Such description and such exhibit are incorporated herein by reference.

Securities Purchase Agreement. In connection with the acquisition of Common Stock of the Issuer, the Funds and certain other investors entered into a Securities Purchase Agreement dated April 13, 2013 as described in Item 3 above. Such Securities Purchase Agreement is more fully described in Form 8-K filed by Tranzyme, Inc. with the Securities and Exchange Commission on April 29, 2013. Such description and such exhibit are incorporated herein by reference. Concurrently with the execution of the Securities Purchase Agreement, Tranzyme, Inc. entered into a Registration Rights Agreement that granted customary registration rights to the participants in the financing. Such Registration Rights Agreement is more fully described in Form 8-K filed by Tranzyme, Inc. with the Securities and Exchange Commission on April 29, 2013. Such description and such exhibit are incorporated herein by reference.

CUSIP NO. 67552A108	13D	Page 13 of 19

Director Indemnification Provisions. The Agreement and Plan of Merger provides that, for a period of six years following the effective time of the Merger, each of Tranzyme, Inc. and Ocera, as the surviving corporation in the Merger, will, to the fullest extent permitted under applicable law, jointly and severally, indemnify and hold harmless all individuals who are present or former directors and officers or who become, prior to the effective date of the merger, directors or officers of Tranzyme, Inc. or Ocera (including, without limitation, Powell), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys' fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that such person is or was a director or officer of Tranzyme, Inc. or Ocera, whether asserted or claimed prior to, at or after the effective time of the Merger. Each such indemnified person will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation from each of Tranzyme, Inc. and Ocera, as the surviving corporation in the merger, jointly and severally, upon receipt by Tranzyme, Inc. or Ocera, from such person of a request for such advancement; provided that such person provides an undertaking, to the extent then required by applicable law, to repay such advances if it is ultimately determined that such person is not entitled to indemnification.  In addition, for a period of six years following the effective time of the Merger, the certificate of incorporation and bylaws of Tranzyme, Inc. and Ocera, as the surviving corporation in the merger, will contain provisions no less favorable with respect to indemnification of present and former directors and officers. The foregoing description of the terms of the director indemnification provisions of the Agreement and Plan of Merger are intended as a summary only and is qualified in its entirety by Agreement and Plan of Merger and incorporated by reference herein.

Director Indemnification Agreement. In connection with joining the board of directors of Issuer, Powell entered into a director Indemnification Agreement with Issuer. The form of director Indemnification Agreement is more fully described in Issuer’s report on Form S-1, filed November 19, 2010 and is incorporated herein by reference.

Voting Agreements. Concurrently with the execution of the Agreement and Plan of Merger, certain Issuer stockholders, owning in the aggregate approximately 11.1% of Issuer’s outstanding common stock, and certain Ocera stockholders, including the Funds, owning in the aggregate approximately 32.5% of Ocera's outstanding capital stock (on an as-converted to Ocera common stock basis), entered into voting agreements with Issuer and Ocera. The voting agreements provide, among other things, that the parties to the voting agreements will vote the shares of Issuer and Ocera held by them in favor of the transactions contemplated by the Agreement and Plan of Merger, and grants a proxy to vote such shares in favor of the transactions. In addition, the voting agreements place restrictions on the transfer of the shares of Issuer and Ocera shares held by the respective signatory stockholders.  Further, pursuant to the conditions of the Agreement and Plan of Merger, holders of the number of shares of Ocera stock required to approve the merger (including the Funds) had already approved the Merger via written consent. The foregoing description of the terms of the Voting Agreements are intended as a summary only and is qualified in its entirety by reference to Exhibit C of the Agreement and Plan of Merger incorporated by reference herein.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT A	Agreement of Joint Filing.
EXHIBIT B	Power of Attorney
EXHIBIT C	Agreement and Plan of Merger, among Tranzyme, Inc., Terrapin Acquisition, Inc., Ocera Therapeutics, Inc., dated April 23, 2013, incorporated by reference to Exhibit 2.1 of Ocera’s Form 8-K filed with the Securities and Exchange Commission on April 29, 2013.
EXHIBIT D	Securities Purchase Agreement, between Tranzyme, Inc. and the investors identified on the signature pages thereto, dated April 23, 2013, incorporated by reference to Exhibit 10.1 of Ocera’s Form 8-K filed with the Securities and Exchange Commission on April 29, 2013.
EXHIBIT E	Registration Rights Agreement, among Tranzyme, Inc. and the investors identified on the signature pages thereto, dated April 23, 2013, incorporated by reference to Exhibit 10.2 of Ocera’s Form 8-K filed with the Securities and Exchange Commission on April 29, 2013.
EXHIBIT F	Form of Indemnification Agreement, between Tranzyme, Inc. and each of its directors, incorporated by reference with Exhibit 10.18 of Tranzyme’s Form S-1 filed with the Securities and Exchange Commission on November 19, 2010.
EXHIBIT G	Voting Agreements, between Tranzyme, Inc. and Ocera stockholders identified on the signature pages thereto, incorporated by reference to Exhibit C of the Agreement and Plan of Merger.

CUSIP NO. 67552A108	13D	Page 14 of 19

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 25, 2014

SOFINNOVA VENTURE PARTNERS VI, L.P., a Delaware Limited Partnership

By:	SOFINNOVA MANAGEMENT VI, L.L.C.,
a Delaware Limited Liability Company
Its:	General Partner

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

Sofinnova Venture Affiliates VI, L.P., a Delaware Limited Partnership

By:	SOFINNOVA MANAGEMENT VI, L.L.C.,
a Delaware Limited Liability Company
Its:	General Partner

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

SOFINNOVA VENTURE PARTNERS VI GMBH & CO. KG, a German company with limited liability

By:	SOFINNOVA MANAGEMENT VI, L.L.C.,
a Delaware Limited Liability Company
Its:	Managing Limited Partner

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

SOFINNOVA MANAGEMENT VI, a Delaware Limited Liability Company

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

CUSIP NO. 67552A108	13D	Page 15 of 19

ALAIN L. AZAN
DR. JAMES I. HEALY
DR. MICHAEL F. POWELL
ERIC P. BUATOIS

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

*Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

CUSIP NO. 67552A108	13D	Page 16 of 19

EXHIBIT INDEX

Exhibit	Description

A	Agreement of Joint Filing.
B	Power of Attorney.

CUSIP NO. 67552A108	13D	Page 17 of 19

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Ocera Therapeutics, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date: July 24, 2013

SOFINNOVA VENTURE PARTNERS VI, L.P., a Delaware Limited Partnership

By:	SOFINNOVA MANAGEMENT VI, L.L.C.,
a Delaware Limited Liability Company
Its:	General Partner

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

Sofinnova Venture Affiliates VI, L.P., a Delaware Limited Partnership

By:	SOFINNOVA MANAGEMENT VI, L.L.C.,
a Delaware Limited Liability Company
Its:	General Partner

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

SOFINNOVA VENTURE PARTNERS VI GMBH & CO. KG, a German Limited Partnership

By:	SOFINNOVA MANAGEMENT VI, L.L.C.,
a Delaware Limited Liability Company
Its:	Managing Limited Partner

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

CUSIP NO. 67552A108	13D	Page 18 of 19

SOFINNOVA MANAGEMENT VI, a Delaware Limited Liability Company

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

ALAIN L. AZAN
DR. JAMES I. HEALY
DR. MICHAEL F. POWELL
ERIC P. BUATOIS

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

CUSIP NO. 67552A108	13D	Page 19 of 19

exhibit B

Power of Attorney

Nathalie Auber has signed this Schedule 13D as Attorney-In-Fact. Note that copies of the applicable Power of Attorney are already on file with the appropriate agencies.